EXHIBIT 99.1

Cuit 30-70496280-7

April 25, 2014

Buenos Aires

To:	Comisión Nacional de Valores (National Securities Exchange Commission)

Re:	Purchase of Shares of Banco de Galicia y Buenos Aires S.A.

To whom it may concern:

We are writing to inform you that on April 25, 2014, the Board of Directors of the Comisión Nacional de Valores (“CNV”) resolved to approve the acquisition by Grupo Financiero Galicia S.A. of the remaining 2,123,962 shares of Banco de Galicia y Buenos Aires S.A. held by third parties, pursuant to Article 94 of Law No. 26,831.

Additionally, we inform you that within the timeframe established by Article 94 of Law No. 26,831, Grupo Financiero Galicia S.A. will proceed to make all required publications and deposit the total amount of the remaining shares held by third parties of Banco de Galicia y Buenos Aires S.A.

Yours faithfully,

A. Enrique Pedemonte

Authorized Attorney-in-law

Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.